Exhibit 99.1

BLOOMBERG LIVE TV INTERVIEW TRANSCRIPT

TUESDAY, 24 OCTOBER 2023, 8:40AM SINGAPORE TIME

(1) Program: Bloomberg Daybreak: Australia

(2) Co-host and primary broadcast interviewer: Paul Allen (“Paul”), Australia correspondent – in Sydney

(3) Newsmaker: Prashant Aggarwal (“Prashant”), chief executive officer and board member, MoneyHero Group – in Singapore

(4) Airtime: 6 minutes 40 seconds

(5) Clip: https://www.bloomberg.com/news/videos/2023-10-24/moneyhero-ceo-on-business-strategy-expansion-video

TRANSCRIBED EXCHANGE BETWEEN PAUL AND PRASHANT

TIMESTAMP	ENABLER	DIALOGUE
00:00	Paul	Now, you listed about a week and a half ago and it’s been a rough ride for shares, down about 80% – what’s your message to investors?

00:10	Prashant

Well, thank you very much for having me in the studio.

It’s just very, very exciting times for us here.

I know selling pressures is quite common in a SPAC transaction, and you would typically see a turnover of shareholders in the initial days.

But what I want to focus on is the actual transaction.

Now, as you know, that SPAC transactions, the shareholders have an option of redeeming before the actual transaction or before the listing.

We had record low redemptions.

Our redemptions were 36 per cent versus what you see quite standard in recent times with about 90 per cent redemptions.

And we are really, really excited about that.

What we are really excited about is that we were able to raise funds in a very, very difficult capital market and we raised about $100 million.

Secondly, we have great names who have supported us like Peter Thiel, Richard Li.

We are honored to have them as our shareholders who’ve supported us through the entire process and really believe in the business.

Now, when we talk about the business, what is really exciting about MoneyHero Group is that it is a market leader in its space in Southeast Asia region.

We lead in four out of the five markets as the number one provider of financial service platform.

We as a company are in a growth phase.

We grew 48 per cent CAGR from 2019 to 2022.

And you know, 2022 was a tough year for everyone.

And we changed our profitability profile in 2022 and started moving from top line growth to driving profitability.

And we would; we did a really good job in first half of 2022.

We lost, our adjusted EBITDA was negative 10 million and we reduced it to 900,000, negative 900,000 in first half.

So I think we’ve proven management team.

We are in a very high growth region: Southeast Asia region, huge GDP growth, huge digit growth in digitization.

Now, the chart that you show like, our stock chart is not pretty. Absolutely not.

We have raised 100 million and we are currently valued around 100 million.

So I don’t think the share price truly reflects the valuation of the business.

02:36	Paul

I do want to come back to your growth strategy in just a moment.

But in terms of that listing, you know, it was a SPAC listing, as you say.

There was an opportunity there to let it lapse.

In retrospect, do you think it was the right time to list, especially considering your remarks around the difficulty of the environment?

02:57	Prashant

Well, absolutely.

Absolutely.

I think the timing has been absolutely immaculate for us now.

We know that most companies today are struggling to raise capital, if at all.

They’re able to raise debt as the best option.

Now, we had we took a deep, hard look at all the options that we had.

And this SPAC transaction gave us access to incredible names like Peter Thiel, like Richard Li.

And I think the proof is in the pudding now.

The timing has worked out really, really well for us.

Again, you know, 36 per cent redemptions, almost unheard of in recent times and gives us fresh capital of $100 million.

So that will fuel our growth and our growth strategy.

So very, very exciting timing.

03:40	Paul	Yes. So you’ve got this $100 million in capital. What is your strategy? Does it involve M&A?

03:49	Prashant	Look, we are open to all options. So first of all, we see significant amount of organic growth opportunities. The region, Southeast Asia, has a total market opportunity of 9 billion USD.

We are only, only scratching the surface.

We have a significant opportunity to grow within our existing verticals.

Number two is we will be investing in new verticals like insurance.

Insurance is a significantly under-tapped segment both from a digitization perspective but also in adoption.

Now, only 4 per cent – this is a Euromonitor report that we have access to – only 4 per cent digitization in insurance and it happens to be a fastest-growing vertical.

So we will be doubling down in that space.

And then, of course, there is inorganic growth opportunities.

There is a lot of companies which are which are great companies.

They have really attractive valuations and we will definitely be assessing those.

4:48	Paul	And how about in terms of specific geographies? Because I understand you have withdrawn from Thailand but there are there are some other countries where you’re looking to expand or open your services.

04:59	Prashant

We are very much open to market expansion and that is a plan we are reviewing.

I think there is a lot of opportunity in the Southeast Asia region itself because one of the things that I want to point out we are very proud of is Philippines as a developing market, is our fastest-growing market.

We have delivered a significant amount of growth and we have proven that this model actually works both in developed economies like Singapore, Hong Kong, but also works equally well in developing economies like Philippines.

And that gives us confidence that there is a lot of opportunity in Southeast Asia region and we will be very closely monitoring new market entry as well.

05:42	Paul

And you said on listing that you’ve demonstrated to investors that MoneyHero can turn profitable.

So with that in mind, what’s your timeline for returning money to the investors in the form of dividends?

05:55	Prashant

Well right now, as is, because our region is still significantly underpenetrated, we have proven our ability to invest wisely, to grow without spending too much money.

I think our focus right now is going to be to get back into the growth phase.

We have received the funding so that we can continue the growth.

We continue to gain market share.

And I don’t think we are at a scale right now to justify operating cash flow, positive operating cash flow in the very near future.

So our focus will be continue to grab market share, continue to grow, continue to expand markets, and at the same time, our new verticals like insurance.

ENDS